UNI-PIXEL, INC.

July 6, 2015

VIA EDGAR

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re: Uni-Pixel, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed June 18, 2015
File No. 333-203691

Dear Mr. Mancuso:

This letter is in response to an oral comment we received from Mr. Tim Buchmiller. Mr. Buchmiller asked that we provide an explanation relating to the 98,300 shares of common stock issued between March 31, 2015 and April 24, 2015. Our explanation is as follows:

(i)           On April 14, 2015 we issued an aggregate of 77,467 shares of common stock to our Chief Executive Officer, our Chief Operating Officer and to members of our board of directors.  These shares were issued from the Uni-Pixel, Inc. 2011 Stock Incentive Plan, as amended.  The shares are registered on an S-8 registration statement that was filed on May 10, 2013, file number 333-188531.

(ii)           On April 20, 2015, we issued 20,833 shares of common stock to Frank Johnson, Jr. as trustee for the plaintiffs in settlement of the shareholder derivative action titled In Re Uni-Pixel, Inc. Shareholder Derivative Litigation which was filed as Cause No. 2014-08251 in the District Court of Harris County Texas.  This stock was exempt from registration pursuant to Section 3(a)(10) of the Securities Act of 1933.

In conjunction with this letter, the Company is providing amendment number 3 to the Registration Statement (the “Amendment”) for your review.  The Amendment incorporates the Form 8-K/A that was filed on June 19, 2015 and includes additional minor revisions.  We have also included an updated legal opinion from Mitchell Silberberg & Knupp LLP, as requested by Mr. Buchmiller, and an updated consent from the Company’s auditors.

In responding to your comments, the Company acknowledges that:

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should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has adequately addressed your comments.  If you have additional comments or questions, please contact Kevin Friedmann, Esq. via e-mail at kxf@msk.com or by telephone at (310) 312-3106.  Please note that if the Registration Statement is not declared effective by July 13, 2015, the Company will be required to make a payment of principal and interest in excess of $700,000, which would have a material adverse effect on the Company’s operating capital.  Therefore we ask that you give this matter your immediate attention.  Thank you for your cooperation.

Very truly yours,

UNI-PIXEL, INC.

By: /s/ Jeff A. Hawthorne
       Jeff A. Hawthorne
       Chief Executive Officer